August 17, 2011

VIA EDGAR and FEDERAL EXPRESS
Mr. Edwin Kim, Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Westergaard.com, Inc.
Amendment No. 1 to Form 8-K Filed April 26, 2011
File No. 000-29761

Dear Mr. Edwin Kim:

We are in receipt of your comment letter dated June 7, 2011 regarding the above referenced Current Report on Form 8-K filed on February 11, 2011 (the “Original Form 8-K”), as amended by the amendment No.1 to the Original Form 8-K .

As requested in your letter, we have provided responses to the questions raised by the Staff.  For your convenience, the matters are listed below, followed by the Company’s responses. References herein to page numbers are to the page numbers in Amendment No. 2 to the Original Form 8-K (the “Form 8-K Amendment No. 2”), filed with the Securities and Exchange Commission on August 17, 2011.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Original Form 8-K, as amended.

Item 1.01 Entry into a Material Definitive Agreement, page 1

1.
We note your response to comment two of our letter dated March 7,2011 and your revised disclosure on page one regarding the February 11,2011 Closing Date. We note, however, the following disclosure addressing the closing in the present tense:

•	"The option shares vest and become exercisable upon effectiveness of the Ansheng International Share Transfer Agreement," on page 35,
•	"The option shares vest and become exercisable upon the effectiveness..." on page 49, and
•	"The shares that Bonus Capital is entitled to will be transferred ... in the closing of the Exchange Agreement," on page 53.

Please revise to reconcile the apparent inconsistency. In addition, please revise to describe the outstanding liabilities ofWestergaard.com, Inc., including the amount that was paid pursuant to the Share Exchange Agreement.

Mr. Edwin Kim
August 17, 2011

 Response: We have revised to reconcile the apparent inconsistency on page 34 and 48. We clarify that the shares that Bonus Capital is entitled should be transferred from the shares issued to Ansheng International at the closing of the Share Exchange and a financing, and because no closing of an offering occurred as of the filing the Original Form 8-K, we stated in the future tense that the shares will not be transferred until the final closing of an offering.

We have also revised our disclosure on page 1 to describe the outstanding liabilities ofWestergaard.com prior to the Share Exchange Agreement.

Business, page 5

Overview, page 5

2.
We note your revised disclosure on pages five and six. Please clarify the reasons for determining the amount attributed to the share transfer and capital contribution, approximately $1.9 million. Also, please revise the graphic on page five to indicate Mr. Ding's control of Fujiang Ansheng.

Response: The amount of approximate $1.9 million attributed to the share transfer and capital contribution represents the amount of the registered capital of Fujian Ansheng originally contributed by Mr. Ding prior to the Fujian Ansheng Share Transfer.

We clarify that the graphic on page 4 demonstrates our corporate structure as of the filing of the Original Form 8-K and Mr. Ding does not have control of Fujian Ansheng at the time there described.

3.
We note your response to comment five of our letter dated March 7, 2011 and we reissue it in part. Please revise to clarify whether Mr. Ding Jinbiao's contribution of 12,580,000 RMB to Ansheng (HK) Holdings Limited's capital, as described on page six, was part of the September 15,2010 Fujian Ansheng Share Transfer Agreement. Exhibit 10.14 does not appear to address a requirement of any capital contributions to Ansheng (HK) Holdings Limited. Also, please clarify whether Mr. Ding received any shares or ownership of Ansheng (HK) Holdings Limited when he made this capital contribution. If Mr. Ding's contribution is part of another transaction or agreement, please revise to disclose the material terms and file any material agreement.

Response: We have revised our disclosure on page 5 to clarify Mr. Ding Jinbiao's contribution of 12,580,000 RMB to Ansheng (HK) Holdings Limited's capital was not provided as a requirement in the September 15, 2010 Fujian Ansheng Share Transfer Agreement. However, the contribution was made pursuant to the plan of the Restructuring and was used to pay Mr. Ding the purchase price set forth in the September 15, 2010 Fujian Ansheng Share Transfer Agreement. The arrangement of making the contribution was not provided in any written agreement.

We clarify that Mr. Ding received no shares or ownership of Ansheng (HK) Holdings Limited when he made this capital contribution. However, as part of the Restructuring, Mr. Lam and Mr. Ding entered into a Share Transfer Agreement dated February 11, 2011, pursuant to which Mr. Lam granted to Mr. Ding the option to purchase all of the 30,000 ordinary shares of Ansheng International, Inc. held by Mr. Lam at the nominal price of US$1.00 per share.

4.
We note your response to comment 47 of our letter dated March 7, 2011 and we reissue it in part. Please revise here and on page 53 to describe the role of Mr. Lam Chiu Ming and the business purpose of the Fujian Ansheng Share Transfer Agreement (Exhibit 10.14) and the Ansheng International Share Transfer Agreement (Exhibit 10.24). In particular, please explain your response that these agreements were entered "in order to be in compliance with the PRC laws and regulations."

Mr. Edwin Kim
August 17, 2011

Response: We have revised our disclosure on page 5 and 52 to describe the role of Mr. Lam Chiu Ming and the business purpose of the Fujian Ansheng Share Transfer Agreement (Exhibit 10.14) and the Ansheng International Share Transfer Agreement. We have removed the reference to these agreements being entered in order to be in compliance with the PRC laws and regulations.

5.
Please revise to clarify whether the 12,580,000 RMB contributed capital by Mr. Ding will remain with Ansheng (HK) Holdings Limited should Mr. Ding exercise his option to purchase 100% of its shares AnSheng International Inc. Also, please clarify whether there are any restrictions, contractual or regulatory, that would prevent Ansheng (HK) from distributing its 12,580,000 RMB contributed capital prior to the exercise of the Ansheng International Share Transfer Agreement option.

Response: We have revised our disclosure on page 5 to clarify that the RMB12,580,000 capital contributed by Mr. Ding no longer remains with Ansheng (HK) Holdings Limited and has been used to pay Mr. Ding for the purchase price set forth in the September 15, 2010 Fujian Ansheng Share Transfer Agreement.

6.
Please revise page six or where appropriate to identify the agreements or arrangements through which "Mr. Ding is able to control and manage the operational, investment and business decisions of these companies, including the ability to control decisions regarding any change in these companies' capital structure or payment of dividends." We also note disclosure on page six that "Mr. Lam agreed that no further directors would be appointed to the board of Ansheng International, Inc., ANBAILUN, Ansheng (HK), or Fujian Ansheng without the prior written consent of Mr. Ding" and he has "the ultimate authority to determine the composition of the board of directors for these companies." It is unclear from your exhibits, including 10.14 and 10.24, what provisions grant Mr. Ding the types of control identified on page six. Please revise to clarify. If Mr. Ding's control of Ansheng International or its subsidiaries is granted pursuant to an agreement, please file it as an exhibit and disclose the material terms.

Response: We clarify that the description of the type of control was not provided in Fujian Ansheng Share Transfer Agreement or Ansheng International Share Transfer Agreement. We have revised our disclosure to remove such description.

7.
We note your response to comment six of our letter dated March 7, 2011 and we reissue it in part. You disclose on page six that Ansheng (HK)'s sole ownership of Fujian Ansheng was registered with the Fujian Branch Office of the State Administration for Industry and Commerce, or SAIC, on December 13, 2010, but do not explain why such registration was necessary. On pages 30 and 52 you briefly mention the SAIC, but do not indicate whether and why registration with this agency is required. Please revise accordingly. Also, please clarify whether the reference to the "share exchange became effective on December 13, 2010 upon approval of the transaction by the PRC government" on page F-7 of Exhibit 99.1 refers to the Fujian Branch Office of the SAIC. Please revise to clarify.

Response: We have revised to explain why such registration with the SAIC was necessary on page 5. The references to the SAIC on pages 30 and 52 concern a different requirement provided in the M&A Rules, namely the requirement for an offshore SPV formed for purpose of overseas listing which has equity interest in PRC companies to file with the CSRC. Such requirement is discussed in the section of risk factors because the applicability of this filing requirement remains unclear and the risk deriving from such uncertainty needs to be indicated.

Mr. Edwin Kim
August 17, 2011

We clarify that the reference to the "share exchange became effective on December 13, 2010 upon approval of the transaction by the PRC government" on page F-7 of Exhibit 99.1 refers to the Fujian (Quanzhou) Branch Office of the SAIC. However, the foresaid reference was removed from the Exhibit 99.1 in a view to make clarification in response to comment 24.

Industry Overview, page 7

8.
We note your response to comment nine our letter dated March 7, 2011 and we reissue it in part.  The dollar value of the soles provided by Fujian Hongwei Shoes Plastic Co., Ltd. in the table on page 16 ($10,211,732) differs from the amount in Exhibit 10.2 (RMB 7,559,340, approximately $1.2 million). Please revise to reconcile or advise.

Response: The dollar value of the soles provided by Fujian Hongwei Shoes Plastic Co., Ltd. in the table on page 16 ($10,211,732) represents the total annual amount purchased from such company for the entire fiscal year 2010.

The amount in Exhibit 10.2 (RMB 7,559,340 or approximately $1.2 million) is for this single order placed on July 20, 2010, which represent only a very small portion of the order of 2010 fiscal year. The amount in Exhibit 10.2 did not include any order placed before or after that date. It is the company’s practice to place frequent orders for raw materials according to the market condition and make supplementary orders from the suppliers as necessary.

Risk Factors, page 20

9.
We note your response to comments 12 and 16 of our letter dated March 7, 2011 and the statement that you "have not received an opinion of PRC counsel on these matters." However, it appears that the matters identified relate to "the legality of the corporate structure as it relates to PRC law," for which you say you did receive an opinion. Please revise or advise regarding your intention to file the opinion.

Response: The opinion letter we received from our PRC counsel only addressed the legality of the corporate structure of Ansheng (HK) and Fujian Ansheng, and did not discuss such China regulations as described on page 20 and 28.

We have included such opinion letter we received from our PRC counsel as Exhibit 23.1 to the Form 8-K Amendment No. 2.

10.
We note your response to our prior comments 18- 23. Based on your response, it appears that your management does not have prior experience, formal education or credentials related to U.S. GAAP and you do not have an audit committee. Based on the foregoing, it appears that you do not have accounting personnel with sufficient experience in converting your books and records and preparing financial statements in accordance with U.S. GAAP. Please add a risk factor to describe those factors that impact your ability to prepare financial statements and to convert your books and records to U.S. GAAP. These factors would include the fact that your subsidiaries' books and records are maintained and prepared in PRC GAAP and the employees who have primary responsibilities of preparing and supervising the preparation of the financial statements under U.S. GAAP do not have knowledge of and professional experience with U.S. GAAP and SEC rules and regulations. In addition, please confirm to us that you will evaluate these factors in the future in concluding on the effectiveness of disclosure controls and procedures under Item 307 of Regulation S-K. and internal control over financial reporting under Item 308 of Regulation S-K, as applicable.

Mr. Edwin Kim
August 17, 2011

Response: We have added a risk factor to describe the factors on page 24 that impact our ability to prepare financial statements and to convert our books and records to U.S. GAAP as of the filing of the Original Form 8-K on February 11, 2011. We confirm that that we will evaluate these factors in the future in concluding on the effectiveness of disclosure controls and procedures under Item 307 of Regulation S-K.and internal control over financial reporting under Item 308 of Regulation S-K, as applicable.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 33

Results of Operations, page 38

11.
We note your revised disclosures in response to our prior comment 27. However, you have not fully addressed the issues. Thus the comment is partially reissued. You state that revenues increased at 40-60% rate for the past three years attributable to increased market demand and expansion of your sales network. Please discuss in detail (i) the primary drivers of your market demand that contributed this growth (ii) how you increased sales to your existing distributors and (iii) discuss any known material trends, seasonal effects and uncertainties. For example, please discuss how casual shoe sales increased from 17% to 42% of total sales in 2010.

Response: We have revised our disclosures on page 37 and 38 to discuss (i) the primary drivers of your market demand that contributed this growth (ii) how you increased sales to your existing distributors and (iii) discuss any known material trends, seasonal effects and uncertainties.

Liquidity and Capital Resources, page 43

12.
We note your revised disclosure on page 44 regarding the change from cash provided by operations of $8.3 million in 2009 to cash used in operations of $77 thousand in 2010. Please revise to provide further narrative clarification of this trend, including with respect to the "increase in accounts receivable of approximately $9,711,000 due to an increase in sales."

Response: We have revised our discussion on page 43 to provide further narrative and clarification of this trend, including with respect to the increase in accounts receivable of approximately $9,711,000 due to an increase in sales.

13.	We note your revised disclosure on page 46. Please revise to quantify the approximate amount of reserve required to meet the "50% of registered capital."

Mr. Edwin Kim
August 17, 2011

Response: We have revised our disclosure on page 45 to quantify the approximate amount of reserve required to meet the “50% of registered capital.” In summary, since the reserve balance as of December 31, 2007 reached 50% of its registered capital, the Company is not required to make any additional appropriations to the statutory reserve.

14.
We note your revised disclosure and response to comments 32 and 38 from our letter dated March 7, 2011. Please revise "Dividend" on page 58 to clarify the circumstances and purpose of the dividend to your Mr. Ding. In this regard, it is unclear what you mean by "offset by the net proceeds from bank loans." Also, it is unclear what amount of compensation in the table on page 57 is attributable to the approximately $4.3 million dividend. Please revise accordingly.

Response: We have revised and corrected our disclosure regarding Dividends on page 57 to disclose the purpose of the dividend and to remove any reference to the proceeds of loans.  Dividends to Mr. Ding were made in the normal course of business and represented a distribution of net income.  The dividend paid in 2008 of $2,873,000 represented the payment of the 2007 declared dividend that was accrued and payable at December 31, 2007. The dividend paid in 2009 of $4,385,000 represented the payment of the 2008 declared dividend that was accrued and payable at December 31, 2008.

Certain Relationships and Related Party Transactions, page 48

15.
We note your response to comment 41 of our letter dated March 7, 2011 and we reissue it in part. Please revise to provide the largest aggregate amount of principal outstanding during the period. See Item 404(a)(5) of Regulation S-K.

Response: We have revised our disclosure on page 47 to provide the largest aggregate amount of principal outstanding during the period.

16.
We note your response to comment 42 of our letter dated March 7, 2011 and reissue the comment. Please disclose any arrangements or agreements related to the composition of the board. See Item 401(a) of Regulation S-K.

Response: We have not nominated or chose any person to become our directors other than Mr. Ding and we do not have any arrangement or understanding related to the composition of the board as of the filing of the Original Form 8-K. We have revised our disclosure to make such clarification on page 48.

17.
Please revise Director Independence and Board Committees to clarify the nature of your commitment to appoint independent directors "when [y]our investors request [you] to do so." In this regard, it is unclear if Mr. Lam and/or Mr. Ding are the "investors." Additionally, please advise whether you anticipate you will have independent directors or board committees prior to your securities being listed on an exchange.

Mr. Edwin Kim
August 17, 2011

Response: We have revised to clarify the nature of our commitment to appoint independent directors on page 48. Mr. Lam and Mr. Ding are not the “investors”. We do not anticipate we will have independent directors or board committees prior to our securities being listed on an exchange.

China Regulations, page 50

18.
We note your response to comment 45 of our letter dated March 7, 2011. With a view to clarifying disclosure, advise us how you pay expenses generated by the U.S. holding company and how you anticipate paying dividends without U.S.-based accounts.

Response: We pay our expenses generated by the U.S. holding company out of a IR and PR Escrowed Fund and a Public Company Expenses Escrowed Fund (defined below) that were respectively established pursuant to the IR and PR Escrow Agreement and the Public Company Expenses Escrowed Fund (defined below) executed in connection with the private offering we completed on April 13, 2011.

On April 13, 2011, we completed a private offering, where it sold to certain institutional investors, an aggregate of 866,666 investment units at a price of $1.50 per unit, for aggregate offering proceeds of $1,299,999. In order to pay expenses generated by the U.S holding Company, in connection with the Offering, we entered into an investor and public relation escrow agreement (the “IR and PR Escrow Agreement”) pursuant to which we deposited an amount of $300,000 from the offering proceeds with an escrow agent (the “IR and PR Escrowed Fund”). Subject to certain conditions provided in the IR and PR Escrow Agreement, the IR and PR Escrowed Funds will be released to us or directly to such creditors as invoices become due for all investor relation and public relation activities. Additionally, in connection with the Offering, we entered into a public company expenses escrow agreement with certain investor (the “Public Company Expenses Escrow Agreement”) pursuant to which we deposited an amount of $200,000 from the Offering Proceeds with an escrow agent (the “Public Company Expenses Escrowed Fund”). Subject to certain conditions provided in the Public Company Expenses Escrow Agreement, the Public Company Expenses Escrowed Fund will be released to us or directly to such creditors as invoices become due for all expenses related to being a public company in the US. As of June 30, 2011, we had $403,639 remaining in these escrow accounts.

We presently do not anticipate that we will pay any dividends on any of our capital stock in the foreseeable future.

Consultants, page 54

19.
We note your response to comment 49 of our letter dated March 7, 2011 and we reissue it in part. Please file the Term Sheet dated February 11, 2011 referenced on page 54 as an exhibit, or advise us why you believe it is not material.

Mr. Edwin Kim
August 17, 2011

Response: We have filed the Term Sheet dated February 11, 2011 referenced on page 54 as Exhibit 10.25 to Form 8-K Amendment No. 2.

Item 3.02 Unregistered Sales of Equity Securities, page 55

20.
We note your response to comment 50 of our letter dated March 7, 2011 and we reissue it in part. Please revise to provide the disclosure required by Item 701 for the notes and warrants received by Silver Stone Advisors Limited and Silver Rock Capital Limited.

Response: We have revised to provide the disclosure on page 54 required by Item 701 for the notes and warrants received by Silver Stone Advisors Limited and Silver Rock Capital Limited.

Executive Compensation, page 57

21.
We note your response to comment 36 of our letter dated March 7, 2011 and we reissue it in part. While you revised your summary compensation table to provide disclosure for the fiscal year ended December 31, 2010, we note you did not change your disclosures in your Option Grants, Option Exercises and Fiscal Year-End Option Value Table, Long-Term Incentive Plans and Awards sections on page 58. Please revise accordingly, as some of these sections still refer to your last fiscal year being December 31, 2009.

Response: We have revised to provide disclosures of our option grants, option exercises and fiscal year-end option value table, long-term incentive plans and awards for the fiscal year ended December 31, 2010.

22.
We note your response to comment 38 of our letter dated March 7, 2011 and we reissue it in part. Please revise to clarify your plans with respect to Mr. Ding's compensation, for example whether you intend to significantly increase it in light of your new status as a U.S. reporting company.

Response: We have revised our disclosure on page 57 to clarify that, except for the change in our dividend payment policy, we presently do not intend to make changes with respect to Mr. Ding’s compensation.

Exhibit 99.1

Financial Statements

Notes to Consolidated Financial Statements

Note I- Organization and Description of Business, page F-7

Mr. Edwin Kim
August 17, 2011

23.
We note your response to prior comment 63. Considering the restructuring was accounted for as a combination of entities under common control with various transactions between various entities over a period of time, please revise to provide detailed disclosures. We also note on September 15, 2010 Ansheng (HK) acquired Fujian Ansheng from Mr. Ding for a consideration of $1.9 million and the acquisition became effective on December 13, 2010. Tell us and disclose how you accounted for this transaction (i.e. purchase accounting, reverse merger, entities under common control etc.) and how it is appropriate. Disclose the relationship of the parties before the transaction. Considering Fujian Ansheng's net assets of $28.9 million on September 30, 2010, tell us how you determined the purchase price of $1.9 million. In addition, considering Ansheng (HK) and ANBAILUN had no assets at September 30, 2010 disclose how they funded the acquisition.

Response: We have revised our disclosure on page F-7 to F-9 to provide more detailed disclosure about such transaction, how we accounted for this transaction, disclose the relationship between the parties, and other considerations.

24.
We note your disclosure that Ansheng (HK)'s capital was established by way of contributions from Mr. Ding of $1.9 million, the amount he was entitled to receive from Ansheng (HK) for the acquisition of Fujian Ansheng. Tell us and disclose:

(i)	what Mr. Ding received in exchange for the $1.9 million he paid

(ii)	the ownership composition of Ansheng (HK) immediately after this transaction and discuss this transaction's impact on the ANBAILUN's ownership of Ansheng (HK)

(iii)	an analysis of how you accounted for this transaction.

Response: We have included here our explanation to each of the questions in this comment and revised to disclose the same in our financial statements on page F-7 to F-9.

(i)	What Mr. Ding received in exchange for the $ 1.9 million he paid;

As discussed in 23 above, Mr. Ding contributed approximately $1.9 million into Ansheng (HK) which occurred in February 2011. Simultaneously with the contribution of the $1.9 million by Mr. Ding, on February 11, 2011, Mr. Lam and Mr. Ding entered into a Share Transfer Agreement (the “Ansheng International Share Transfer Agreement”), pursuant to which Mr. Lam granted to Mr. Ding the option to purchase all of the 30,000 ordinary shares of Ansheng International, Inc. held by Mr. Lam at the nominal price of US$1.00 per share (the “Ansheng International Share Transfer”). The option shares vest and become exercisable upon Fujian Ansheng attaining consolidated net income performance targets for the fiscal year of 2011 of at least 120% of the audited consolidated net income of the year ended December 31, 2010 or alternatively if the performance target has not been met, by the payment of the alternative exercise price of US$30,000. Other than the option described above, Mr. Ding did not receive any other consideration.

Mr. Edwin Kim
August 17, 2011

(ii)	The ownership composition of Ansheng (HK) immediately after this transaction and discuss this transaction’s impact on the ANBAILUN’s ownership of Ansheng (HK);

There was no change of ownership in Ansheng (HK) immediately after this transaction and Ansheng (HK) was a wholly-owned subsidiary of ANBAILBUN before and after the transaction.

(iii)	An analysis of how you accounted for this transaction.

The acquisition of Ansheng Fujian by Ansheng (HK) and the described structure was specifically intended to ensure compliance with the PRC M&A rules and regulations and to structure these entities to complete a recapitalization and reverse merger with a public shell. Although the Fujian Ansheng Share Transfer Agreement was approved by the Fujian Provincial Government on December 13, 2010, the necessary consideration of RMB 12,580,000 or approximately US$1,900,000 was not paid until February 2011. Accordingly, at December 13, 2010, we recorded a contribution receivable of approximately $1,900,000 from Mr. Ding which was offset by the distribution payable to Mr. Ding. Since it was the intent of all parties to compete a reverse merger with a public shell, the consideration was not paid until such a transaction occurred in February 2011, and Mr, Ding and Mr. Lam entered into an option agreement as described above, pursuant to Fujian Ansheng Share Transfer and Ansheng International Share Transfer (the “Restructuring”), Mr. Ding was deemed to have retained financial controlling interests in the combined entity, and the combine entity remains under common control. As a result, this Restructuring has been accounted for as a combination of entities under common control and recapitalization of Fujian Ansheng with no adjustment to the historical basis of the assets and liabilities of Fujian Ansheng, and the operations were consolidated as if the Restructuring occurred as of the beginning of the first accounting period presented in these consolidated financial statements. Please see other consideration and literature in 23 above.

25.	Please revise to clarify ownership and control of the entities before the share transfer agreement dated February 11, 2011 between Mr. Lam and Mr. Ding.

Response: We have revised to clarify ownership and control of the entities before the share transfer agreement dated February 11, 2011 between Mr. Lam and Mr. Ding on page F-7 to F-9.

26.
We note your disclosure that Mr. Lam granted Mr. Ding option to purchase all of the 30,000 ordinary shares of Ansheng International, Inc held by Mr. Lam at the price of $1. Tell us how you accounted for this transaction and how it is appropriate.

Mr. Edwin Kim
August 17, 2011

Response: Generally, a call option agreement containing vesting conditions is an important and commonly used component in the legal restructuring process of a private operating company in the PRC that is preparing itself to become a public company in the United States. The use of the call option in such a legal restructuring was developed by PRC legal practitioners to accomplish the restructuring in a manner that complies with PRC regulations that restrict PRC residents from owning offshore entities (i.e. shares in the public entity) in direct exchange of their shares in the PRC operating company. These regulations include the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, issued by the State Administration of Foreign Exchange ("SAFE") in the PRC, which became effective as of November 1, 2005, and its interpretation, Circular 106, which was issued on May 29, 2007 and the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors issued by six ministries in the PRC, which became effective on September 8, 2006 (collectively, the "PRC Rules").

On the advice of the Company's PRC legal counsel and as part of the restructuring of Fujian Ansheng in a manner that complies with PRC Rules, Mr. Ding and Mr. Lam entered into the Option Agreement (“Call Option”) that gave them Mr. Ding the right to acquire shares in the Company upon the exercise of the option, such that Mr, Ding would acquire relatively the same ownership interest in the Company as he held in Fijian Ansheng prior to our restructuring. The Call Option provided assurance to Mr. Ding that he could retain control of the public entity, even though such shares were held under the nominee's name immediately following the share exchange. Furthermore, the Call Option was a mechanism designed to "return" Mr, Ding’s shares once PRC law changed to allow PRC residents to own offshore entities. The Call Option was not intended to provide compensation and, in fact, did not provide compensation for the employment services to be performed. Instead, the full amount of the compensation payable to Mr, Ding for his services to be performed is set forth pursuant to an employment agreement for an annual compensation set forth in the summary compensation. The compensation expenses above were properly accounted in the Company's financial statements.

In further support the Company makes reference to Accounting Standards Codification ("ASC") 805-10-55-24 to 25. Even though ASC 805-10-55-24 to 25 is not directly applicable to the Company's situation, through analogy the Company believes its conclusions are consistent with GAAP based upon the following factor analysis pursuant to ASC 805-10-55-24 to 25 for purposes of determining whether characteristics of compensation exist:

(a)           Continuing Employment: As the Company indicated above, there exists no forfeiture provisions in Mr. Ding’s employment agreements and, as such, continued employment is not a condition to Mr. Ding’s ownership of the Call Option Shares.

(b)           Duration of continuing employment: See the Company's response to paragraph (a) above.

(c)           Level of Compensation: As the Company indicated above, the full amount of the compensation payable to Mr. Ding for his services is reasonable in relation to the nature of his services and is fully set forth in his employment agreement. The Call Option provides no performance reward or incentive for such services and only served as a customary mechanism for delivery to Mr. Ding of his shares in the Company in exchange for transferring his equity interests in Fujian Ansheng.

(d)           Incremental payments to employees: As the Company indicated above and on Form 8-k, Mr. Ding received the Call Option giving him the ability to acquire shares in the Company such that he would receive the same relative ownership percentage in the Company as he held in Fujian Ansheng.

Mr. Edwin Kim
August 17, 2011

(e)           Number of shares owned. See the Company's response to paragraph (a) above.

(f)           Linkage to the valuation. The Company does not believe that this is applicable. The future receipt of Call Option Shares is in fact the legal formality of restoring Mr. Ding’s direct controlling ownership in the Company instead of indirect controlling ownership, not additional compensation or additional consideration.

(g)           Formula for determining consideration. The Company does not believe that this is applicable as the earning threshold contained in the Option or the alternative option payment of $30,000, and the Option Shares were in fact just the transfer of the form of ownership from Mr. Ding’s indirect to direct ownership of those same respective shares.

(h)           Other agreements and issues. The Company does not believe that this is applicable.

For the reasons discussed above, the Company believes its accounting treatment of the Share Transfer Agreement properly followed the legal and accounting assessment of the option as not possessing the characteristics of compensation and are part of the recapitalization.

27.
We note that Mr. Lam owned 100% of Ansheng International, Inc, and ANBAILUN both before and after the restructuring. Tell us and provide a detailed disclosure how your accounting for the restructuring as a combination of entities under common control is appropriate and provide specific accounting literature that supports your position.   Please specifically address how common control exists upon consummation of each transaction.

Response: As described above, on February 11, 2011, Mr. Lam and Mr. Ding entered into a Share Transfer Agreement (the “Ansheng International Share Transfer Agreement”), pursuant to which Mr. Lam granted to Mr. Ding the option to purchase all of the 30,000 ordinary shares of Ansheng International, Inc. held by Mr. Lam at the nominal price of US$1.00 per share (the “Ansheng International Share Transfer”). The option shares vest and become exercisable upon Fujian Ansheng attaining consolidated net income performance targets for the fiscal year of 2011 of at least 120% of the audited consolidated net income of the year ended December 31, 2010 or alternatively if the performance target has not been met, by the payment of the alternative exercise price of US$30,000. Other than the option described above, Mr. Ding did not receive any other consideration.

Pursuant to the Ansheng International Share Transfer Agreement, Mr. Lam, a resident of Hong Kong and the sole shareholder of Ansheng International, Inc. agreed that without the prior written consent of Mr. Ding, Mr. Lam shall not vote his shares in the Company such that the Company shall (i) issue or create any new shares, equity, registered capital, ownership interest, or equity linked securities, or any options or warrants that are directly convertible into, or exercisable or exchangeable for, shares, equity, registered capital, ownership interest, or equity-linked securities of the Company, or other similar equivalent arrangements, (ii) alter the shareholding structure of the Company, (iii) cancel or otherwise alter the Option Shares, (iv) amend the register of members or the memorandum and articles of association of the Company, (v) liquidate or wind up the Company, or (vi) act or omit to act in such a way that would be detrimental to the interest of Mr. Ding in the Option Shares.  Additionally, Mr. Lam agreed that no further directors would be appointed to the board of Ansheng International, Inc., ANBAILUN, Ansheng (HK), or Fujian Ansheng without the prior written consent of Mr. Ding. Mr. Ding is able to control and manage the operational, investment and business decisions of these companies, including the ability to control decisions regarding any change in these companies’ capital structure or payment of dividends. Further, Mr. Ding has the ultimate authority to determine the composition of the board of directors for these companies.

Mr. Edwin Kim
August 17, 2011

28.	We note that Mr. Lam continues to be the sole shareholder of Ansheng International, Inc, and ANBAILUN, tell us how Mr. Ding retained a financial controlling interest in the combined entity.

Response: Pursuant to the Ansheng International Share Transfer Agreement, Mr. Ding can acquire all of the outstanding shares on Ansheng International for a nominal fee. Additionally, Mr. Lam, a resident of Hong Kong and the sole shareholder of Ansheng International, Inc. agreed that without the prior written consent of Mr. Ding, Mr. Lam shall not vote his shares in the Company such that the Company shall (i) issue or create any new shares, equity, registered capital, ownership interest, or equity linked securities, or any options or warrants that are directly convertible into, or exercisable or exchangeable for, shares, equity, registered capital, ownership interest, or equity-linked securities of the Company, or other similar equivalent arrangements, (ii) alter the shareholding structure of the Company, (iii) cancel or otherwise alter the Option Shares, (iv) amend the register of members or the memorandum and articles of association of the Company, (v) liquidate or wind up the Company, or (vi) act or omit to act in such a way that would be detrimental to the interest of Mr. Ding in the Option Shares.  Additionally, Mr. Lam agreed that no further directors would be appointed to the board of Ansheng International, Inc., ANBAILUN, Ansheng (HK), or Fujian Ansheng without the prior written consent of Mr. Ding. Mr. Ding controls and manages the operational, investment and business decisions of these companies, including the ability to control decisions regarding any change in these companies’ capital structure or payment of dividends and he controls all of the cash accounts. Further, Mr. Ding has the ultimate authority to determine the composition of the board of directors for these companies. Mr. Lam has no involvement with the Company, its operations or its decisions.

Pursuant to Fujian Ansheng Share Transfer and Ansheng International Share Transfer (the “Restructuring”), and details of the transaction described elsewhere, Mr. Ding is deemed to have retained financial controlling interests in the combined entity, and the combine entity remains under common control. As a result, the Restructuring has been accounted for as a combination of entities under common control and recapitalization of Fujian Ansheng with no adjustment to the historical basis of the assets and liabilities of Fujian Ansheng, and the operations were consolidated as if the Restructuring occurred as of the beginning of the first accounting period presented in these consolidated financial statements.

Note 2- Summary of Significant Accounting Policies

Mr. Edwin Kim
August 17, 2011

Shipping Costs, page F-12

29.
We note your revised disclosure in response to our prior comment 58 did not address all of the issues stated in the comment. Thus the comment is reissued. Please revise your accounting policy relating to shipping and handling costs to include whether you charge your customers for shipping and handling fees and if you include such amounts in revenue. Please disclose such amounts for the periods presented, as applicable.

Response: We have revised our accounting policy relating to shipping and handling costs on page F-12 to state that we do not charge our customers for shipping and handling fees. As stated in our financial statements, shipping costs, if any, are included in selling expenses and were not material for the years ended December 31, 2010, 2009 and 2008, respectively, since both the Company’s customers and suppliers pay for their respective shipping costs.
We acknowledge that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Richard Anslow of Anslow + Jaclin, LLP, our outside special securities counsel at (732) 409-1212.

Sincerely,

Westergaard.com, Inc.

By:	/s/ Ding Jinbiao
Ding Jinbiao
Chief Executive Officer